Menarini Group to Acquire Stemline Therapeutics in Transaction Valued at Up to $677 Million

May 4, 2020

•	Acquisition of Stemline establishes Menarini’s presence in the U.S. biopharmaceutical oncology market

•	Menarini will support further development of Stemline’s ELZONRIS ® and enable global expansion by leveraging its commercial infrastructure in Europe and other ex-U.S. geographies

•	Total potential consideration of $12.50 per share comprising $11.50 cash and $1.00 Contingent Value Right (CVR)

FLORENCE, Italy and NEW YORK, May 04, 2020 (GLOBE NEWSWIRE) -- Menarini Group, a privately held Italian pharmaceutical and diagnostics company, and Stemline Therapeutics Inc., a commercial-stage biopharmaceutical company focused on the development and commercialization of novel oncology therapeutics, (Nasdaq: STML) today announced a definitive agreement under which Menarini Group will acquire Stemline in a transaction valued up to $677 million.

Under the terms of the agreement, a wholly owned subsidiary of the Menarini Group will commence a tender offer for all outstanding shares of Stemline, whereby Stemline shareholders will be offered a total potential consideration of $12.50 per share, consisting of an upfront payment of $11.50 in cash and one non-tradeable Contingent Value Right (CVR) that will entitle each holder to an additional $1.00 in cash per share upon completion of the first sale of ELZONRIS in any EU5 country after European Commission approval. Stemline launched ELZONRIS for the treatment of blastic plasmacytoid dendritic cell neoplasm (BPDCN) in adult and pediatric patients, two years or older, following the approval by the United States Food and Drug Administration in December 2018DαBFE

With the support of Menarini’s infrastructure, Stemline will continue its efforts to develop additional applications of ELZONRIS to serve the unmet needs of patients suffering from difficult to treat diseases and cancers. Following its strong U.S. launch of ELZONRIS, Stemline will benefit from Menarini’s experience in bringing products to markets in Europe and emerging markets as it prepares for a successful international launch upon receipt of regulatory approval in ex-U.S. territories.

Elcin Barker Ergun, CEO of Menarini Group, commented, “Stemline is an excellent fit for Menarini, enabling us to expand our presence in the U.S. with an established biopharmaceutical company focused on developing oncology therapeutics. Through this acquisition, we will continue to strengthen our portfolio and pipeline of oncology assets and deliver novel therapies around the world. We look forward to uniting together with the Stemline team to advance our shared mission of serving patients.”

Ivan Bergstein, M.D., Chairman, CEO and Founder of Stemline, said, “Joining Menarini represents a unique opportunity for Stemline to advance the commercialization of ELZONRIS across the globe and to accelerate the development of our pipeline of oncology assets. We have transitioned Stemline over the last several years into an established commercial-stage operation with a novel treatment, a growing pipeline and a strong foundation. We are excited to be combining with a like-minded organization in Menarini, in a transaction that will deliver immediate and significant cash value to our shareholders, while also allowing our shareholders to participate in the future upside of ELZONRIS’s European launch. We look forward to working closely together on our unified goal of helping and delivering hope to patients worldwide.”

Transaction Terms

Under the terms of the agreement, a wholly owned subsidiary of the Menarini Group will commence a tender offer for all outstanding shares of Stemline, whereby Stemline shareholders will be offered a total potential consideration of $12.50 per share, consisting of an upfront payment of $11.50 per share in cash, along with one non-tradeable Contingent Value Right (CVR).

Under the terms of the non-tradeable CVR, Stemline shareholders will be paid an additional $1.00 per share upon completion of the first sale for use or consumption by the general public of ELZONRIS in BPDCN in any one of the following countries: United Kingdom, France, Spain, Germany, or Italy after receiving approval by the European Commission of a Marketing Authorization Application (MAA), through the centralized procedure, on or before December 31, 2021. There can be no assurance such approval or commercialization will occur or that any contingent payment will be made.

Menarini will acquire any shares of Stemline not tendered into the tender offer through a second-step merger for the same per share consideration as will be payable in the tender offer. The merger will be effected as soon as practicable after the closing of the tender offer.

The transaction has been unanimously approved by the Boards of Directors of both companies. Stemline’s Board of Directors recommends to shareholders of Stemline that they tender their shares into the tender offer. The transaction is expected to close in the second quarter of 2020, subject to customary closing conditions, including the tender of more than 50% of all shares of Stemline outstanding at the expiration of the offer and receipt of Hart-Scott-Rodino clearance. The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the U.S. Securities and Exchange Commission.

Menarini expects to fund the acquisition through existing cash resources.

Advisors

Goldman Sachs International is acting as exclusive financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal advisor to Menarini. PJT Partners and BofA Securities are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP and Alston & Bird LLP are acting as legal advisors to Stemline.

About ELZONRIS®

ELZONRIS® (tagraxofusp), a targeted therapy directed to CD123, is approved by the U.S. Food and Drug Administration (FDA) and commercially available in the U.S. for the treatment of adult and pediatric patients, two years or older, with BPDCN. For full prescribing information in the U.S., visit www.ELZONRIS.com. In Europe, a marketing authorization application (MAA) is under review by the European Medicines Agency (EMA).

About BPDCN

BPDCN, formerly blastic NK-cell lymphoma, is an aggressive hematologic malignancy, often with cutaneous manifestations, with historically poor outcomes. BPDCN typically presents in the bone marrow and/or skin and may also involve lymph nodes and viscera. The BPDCN cell of origin is the plasmacytoid dendritic cell (pDC) precursor. The diagnosis of BPDCN is based on the immunophenotypic diagnostic triad of CD123, CD4, and CD56, as well as other markers. The World Health Organization (WHO) termed this disease “BPDCN” in 2008; previous names included blastic NK cell lymphoma and agranular CD4+/CD56+ hematodermic neoplasm. For more information, please visit the BPDCN disease awareness website at www.bpdcninfo.com.

About Stemline

Stemline Therapeutics, Inc. is a commercial-stage biopharmaceutical company focused on the development and commercialization of novel oncology therapeutics. ELZONRIS® (tagraxofusp), a targeted therapy directed to CD123, is FDA-approved and commercially available in the U.S. for the treatment of adult and pediatric patients, two years and older, with BPDCN. It is the only FDA-approved therapy for BPDCN in the U.S. In Europe, a marketing authorization application (MAA) is under review by the European Medicines Agency (EMA). ELZONRIS is also being evaluated in clinical trials in additional indications including chronic myelomonocytic leukemia (CMML), myelofibrosis (MF), acute myeloid leukemia (AML), and additional trials and indications are planned. For more information, please visit the company’s website at www.stemline.com.

About Menarini

The Menarini Group is a leading international pharmaceutical company with a presence in over 100 countries, including a direct presence in over 70 countries. Its global platform extends throughout Europe, Central America, Africa, the Middle East and Asia and generates over $4.2 billion in annual sales. For over 125 years, Menarini has been investing in the development and commercial distribution of pharmaceuticals to serve patients and physicians around the world with a full portfolio of products in the cardiovascular, gastroenterology, metabolic, infectious diseases and anti-inflammatory/analgesic therapeutic areas. Menarini is also committed to oncology, with several new investigational drugs in development for the treatment of a variety of tumors.

Notice to Investors and Security Holders

The Offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that wholly owned subsidiaries of the Menarini Group will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of Stemline common stock (the “Shares”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, wholly owned subsidiaries of the Menarini Group will file a tender offer statement on Schedule TO and thereafter Stemline will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Stemline. Copies of the documents filed with the SEC by Stemline will be available free of charge on Stemline’s internet website at https://ir.stemline.com/financial-information or by contacting Stemline’s investor relations contact at +1 (646) 502-2307. Copies of the documents filed with the SEC by wholly owned subsidiaries of the Menarini Group can be obtained, when filed, free of charge by directing a request to the Information Agent for the Offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by wholly owned subsidiaries of the Menarini Group, as well as the solicitation/recommendation statement to be filed by Stemline, Stemline will also file quarterly and current reports with the SEC. Stemline’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of May 4, 2020. Stemline and the wholly owned subsidiaries of the Menarini Group assume no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to the Menarini Group, Stemline and the proposed acquisition of Stemline that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, the anticipated contingent value right payment, Stemline’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Stemline, Stemline’s product pipeline and portfolio assets, Stemline’s ability to achieve certain milestones that trigger the contingent value right payment, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Stemline’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data and, as such, the uncertainty that the milestone for the CVR payment may not be achieved in the prescribed timeframe or at all.

A further description of risks and uncertainties relating to Stemline can be found in Stemline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://ir.stemline.com/financial-information.

These forward-looking statements are based on numerous assumptions and assessments made by the wholly owned subsidiaries of the Menarini Group and Stemline in light of their respective experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this corporate release are therefore cautioned not to place undue reliance on these forwardlooking statements which speak only as at the date of this corporate release.

Menarini Contacts

Media & Investor Relations
Charlie Chichester / Camilla Scassellati-Sforzolini (Europe)
Andrew Cole / Gloria Labbad (U.S.)
Sard Verbinnen & Co
Email: menarini-svc@sardverb.com

Stemline Contacts

Investor Relations
Peter McDonald
Stemline Therapeutics, Inc.
646-502-2307
Email: pmcdonald@stemline.com

Media
Andy Brimmer / Scott Bisang
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Source: Stemline Therapeutics, Inc.